EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended March 31 (1)
	2010	2009
	(Amounts in millions)
Excluding Interest on Deposits

Income (loss) before income taxes	$(357)	$392
Fixed charges excluding preferred stock dividends and accretion	160	221

Income (loss) for computation excluding interest on deposits	(197)	613

Interest expense excluding interest on deposits	142	204
One-third of rent expense	18	17
Preferred stock dividends and accretion	59	51

Fixed charges including preferred stock dividends and accretion	219	272

Ratio of earnings to fixed charges, excluding interest on deposits	(0.90)	2.25

Including Interest on Deposits

Income (loss) before income taxes	$(357)	$392
Fixed charges excluding preferred stock dividends and accretion	402	587

Income (loss) for computation including interest on deposits	45	979

Interest expense including interest on deposits	384	570
One-third of rent expense	18	17
Preferred stock dividends and accretion	59	51

Fixed charges including preferred stock dividends and accretion	461	638

Ratio of earnings to fixed charges, including interest on deposits	0.10	1.53

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions of less than $1 million for both the three months ended March 31, 2010 and 2009 was excluded.